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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Technical Olympic USA, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

878483106

(CUSIP Number)

Patricia M. Petersen, Esq.
4000 Hollywood Boulevard, Suite 500 N
Hollywood, Florida 33021
(954) 364-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 878483106			Page 2 of 6

1.	Name of Reporting Person: Technical Olympic S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Greece

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 39,899,975 shares

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 36,149,975 shares

		10.	Shared Dispositive Power: 3,750,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,899,975 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 67.06%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 878483106	13D	Page 3 of 6 Pages
     This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on December 27, 1999 and amended on February 14, 2000, February 11, 2003, November 13, 2003, December 16, 2003 and November 4, 2004 by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.
ITEM 2. IDENTITY AND BACKGROUND.
Item 2 is hereby amended in its entirety to read as follows:
     (a) Name of Person Filing this Statement: Technical Olympic S.A. (the “Reporting Person”) is publicly traded on the Athens Stock Exchange and Mr. Konstantinos Stengos owns more than 5% of its outstanding stock.
     (b) Business Address of Reporting Person:

Technical Olympic S.A. 20 Solomou Street Ano Kalamaki Athens, Greece 17456
     (c) Technical Olympic S.A. is engaged principally in infrastructure and real estate development in Greece and other European countries and, indirectly through the Issuer, in the United States.
     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws except in March 2005, Mr. Konstantinos Stengos was found by a Court of Misdemeanors in Athens, Greece, to have violated certain Greek laws relating to a 1999 sale of certain shares of Technical Olympic S.A. Mr. Konstantinos Stengos is appealing the ruling.
     (f) Citizenship of Reporting Person: Greece.
Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of Technical Olympic S.A. is set forth on Schedule A attached hereto.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Item 5 is hereby amended in its entirety to read as follows:
     (a) Technical Olympic S.A. is the beneficial owner of 39,899,975 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, represents 67.06% of the 59,498,727 shares of Common Stock outstanding. This reflects a three-for-two stock split on the Common Stock, effective in the form of a 50% stock dividend, paid on June 1, 2004, and a five-for-four stock split on the Common Stock, effective in the form of a 25% stock dividend, paid on March 31, 2005.
     Except as set forth below, none of the persons identified on Schedule A beneficially own any Common Stock:

Name	Number of Shares	Percent
Andreas Stengos	226,322.38%
George Stengos	226,322.38%
Konstantinos Stengos	273,197.46%
Marianna Stengou	245,072.41%

Each person listed above has the sole power to vote and dispose of the shares of Common Stock that they beneficially own.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.
     (c) Except as set forth below, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days or since the most recent filing on Schedule 13D, whichever is less:
On September 13, 2005, the Reporting Person sold 1,242,000 shares of Common Stock in a public offering (the “Offering”), including 162,000 shares of Common Stock pursuant to the underwriters’ exercise of their over-allotment option at an offering price of $28.00 per share less underwriting discounts and commissions of $1.365 per share. The Offering was underwritten by UBS Securities LLC, Citigroup Global Markets, Inc., Deutsche Bank Securities, Inc., Wachovia Securities Markets, LLC and JMP Securities LLC (the “Underwriters”).
     (d) Except as described in Item 6 below, there is no other person that is known to have the right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above.
     (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 is hereby amended to add the following:

CUSIP No. 878483106	13D	Page 4 of 6 Pages
In order to induce the Underwriters to enter into the underwriting agreement in connection with the Offering, the Reporting Person entered into a Lock-Up Letter Agreement with the Underwriters dated as of September 7, 2005 (the “Agreement”). Pursuant to the Agreement, the Reporting Person has agreed not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period of 90 days after September 7, 2005, to waive its right to require registration of Common Stock in connection with the filing of a registration statement relating to the Offering and not to demand registration of Common Stock or securities convertible into or exchangeable for shares of Common Stock, without the consent of the Underwriters.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Item 7 is hereby amended to add the following:
1.	Lock-Up Letter Agreement
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: September 21, 2005

TECHNICAL OLYMPIC S.A.
By:	/s/ Konstantinos Stengos
	Name:	Konstantinos Stengos
	Title:	President

CUSIP No. 878483106	13D	Page 5 of 6 Pages
SCHEDULE A
Board of Directors and Executive Officers of Technical Olympic S.A.

Name, Business Address and Position
With Technical Olympic S.A.	Present Principal Occupation or Employment	Citizenship
Konstantinos Stengos 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Chairman of the Board and President	Chairman of the Board and President of Technical Olympic S.A.	Greece

Andreas Stengos 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Executive Vice Chairman and General Manager	Executive Vice Chairman and General Manager of Technical Olympic S.A.	Greece

Zoi Stengou 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Representative	Representative of Technical Olympic S.A.	Greece

George Stengos 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Managing Director	Managing Director of Technical Olympic S.A.	Greece

Marianna Stengou 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Director and Manager – Human Resources and MIS	Director and Manager — Human Resources and MIS of Technical Olympic S.A.	Greece

Konstantinos Rizopoulos 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Director and Chief Financial Officer	Director and Chief Financial Officer of Technical Olympic S.A.	Greece

Nikolaos Stathakis 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Director and Manager — Real Estate	Director and Manager — Real Estate of Technical Olympic S.A.	Greece

Styliani Stengou 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Director (Non-executive)	Director (Non-executive) of Technical Olympic S.A.	Greece

Chrissa Stengou 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Director (Non-executive)	Director (Non-executive) of Technical Olympic S.A.	Greece

Elias Koukoursis 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Director (Non-executive)	Director (Non-executive) of Technical Olympic S.A.	Greece

CUSIP No. 878483106	13D	Page 6 of 6 Pages

Name, Business Address and Position
With Technical Olympic S.A.	Present Principal Occupation or Employment	Citizenship
Nikolaos Kontopoulos 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Director (Non-executive)	Director (Non-executive) of Technical Olympic S.A.	Greece

Athanassios Klapadakis 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Independent Director (Non-executive)	Independent Director (Non-executive) of Technical Olympic S.A.	Greece

Alexandros Papaioannou 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Independent Director (Non-executive)	Independent Director (Non-executive) of Technical Olympic S.A.	Greece
     None of the persons identified in this Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     None of the persons identified in this Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.